Exhibit 99.3(d)

AMENDMENT NO. 3 TO

2022 EMPLOYMENT INDUCEMENT AWARD PLAN OF

TERNS PHARMACEUTICALS, INC.

The 2022 Employment Inducement Award Plan, as amended (the “Plan”) of Terns Pharmaceuticals, Inc. (the “Company”) is hereby further amended as follows (all capitalized terms used and not defined herein shall have the respective meanings ascribed to such terms in the Plan):

1.
Section 5.1 of the Plan be and hereby is deleted in its entirety and the following is inserted in lieu thereof:

5.1 Number of Shares. Subject to adjustment under Article IX and the terms of this Article V, Awards may be made under the Plan covering up to 8,763,250 Shares. Shares issued or delivered under the Plan may consist of authorized but unissued Shares, Shares purchased on the open market or treasury Shares.

2.
Except as set forth herein, the Plan shall remain in full force and effect.

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Approved by the Compensation Committee of the Board of Directors effective as of January 1, 2026.